AGREEMENT AMONG JOINTLY INSURED PARTIES

THIS AGREEMENT is made as of October 1, 2008 among and between Torrey International Strategy Partners, LLC, a registered investment company ("International Strategy"), Torrey U.S. Strategy Partners, LLC, a registered investment company ("U.S. Strategy" and, collectively with International Strategy, the "Funds") and Torrey Global Equity Partners, LP (the "Private Fund"), a private fund managed by Torrey Associates, LLC, the investment adviser of each of the Funds.

WHEREAS, the Funds and the Private Fund are named as Insureds under a joint insured fidelity bond (the "Bond") issued to parties hereto with a term of October 1, 2008 to October 1, 2009.

WHEREAS, the Insureds desire to establish criteria by which recoveries under the Bond shall be allocated among the parties to the Bond and in compliance with Rule 17g-1 under the Investment
Company Act of 1940, as amended (the "1940 Act").

NOW, THEREFORE, it is hereby agreed as follows:

1.	In the event that the claims of loss to two or more
Insureds under the Bond are so related that the Insurer is entitled to assert that the claims must be aggregated, each Fund shall receive an equitable and proportionate share of the recovery, but at least equal to the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required under Rule 17g-1 (d) under the 1940 Act.

2.	If the Insurer is willing to add as an Insured under the
Bond an investment company not listed at the head of this agreement and such investment company may be included in the Bond pursuant to Rule 17g-1 under the 1940 Act, the Funds agree that (a) such addition may be made, provided that the Board of Managers of the Funds who are not "interested persons" of the Funds (as defined in Section 2(a)(19) of the 1940 Act) shall approve such addition, and (b) such investment company may become a party to this agreement and be included within the terms "Fund" or "party", provided that in each case (i) such investment company shall have executed and delivered to the Funds its written agreement to become a party hereto and be bound by the terms of this agreement, and (ii) the premium paid by the Funds thereafter would be no more than the premium of an individual policy for each Fund and no more than the share of the joint premium based on the relative premiums which would apply to individual policies taken by the jointly insured parties.

3.	The obligations of the Funds under this Agreement are not
binding upon any of the Managers or shareholders of the Funds individually, but bind only the assets of the Fund.

This Agreement among the jointly insured parties may be executed in two or more counterparts, all of which taken together shall be deemed one and the same instrument.

IN WITNESS WHEREOF, the parties have caused these presents to be executed by their own officers hereunto duly authorized all as of the day and year first above written.


Torrey International Strategy Partners, LLC

By  /s/ James A. Torrey
    Name: James A. Torrey
    Title:   Board of Managers


Torrey U.S. Strategy Partners, LLC


By  /s/ James A. Torrey
    Name: James A. Torrey
    Title:   Board of Managers


Torrey Global Equity Partners, L.P.

By Torrey Associates, LLC, its general partner


By  /s/ James A. Torrey
    Name: James A. Torrey
    Title:   President